SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                        (Final Amendment)

                           SCHEDULE 13D


            Under the Securities Exchange Act of 1934


                       DMI FURNITURE, INC.
                         (Name of Issuer)


                   COMMON STOCK, $.10 PAR VALUE
                  (Title of Class of Securities)

                           233230 10 1
                          (CUSIP Number)

                          Joseph G. Hill
                            Secretary
                       DMI Furniture, Inc.
                         One Oxmoor Place
                         101 Bullitt Lane
                    Louisville, Kentucky 40222
                         (502)426-4351
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)



                           August 29, 1998
       (Date of Event Which Requires Filing of This Statement)

                     CUSIP NO. - 233230 10 1

(1)  Name of reporting person. . . . . . . . . .  C. Edward
                                                  Glasscock

     S.S. or I.R.S. No. of
     above person. . . . . . . . . . . . . . .    ###-##-####

(2)  Check the appropriate box
     if a member of a group
     (see instructions). . . . . . . . . . . .    (a)
                                                  (b) X

(3)  SEC use only. . . . . . . . . . . . . . .

(4)  Source of funds (see instructions). . . .    PF, BK

(5)  Check box if disclosure
     of legal proceedings is
     required pursuant to
     Items 2(d) or 2(e). . . . . . . . . . . .

(6)  Citizenship or place
     of organization . . . . . . . . . . . . .    U.S.

Number of shares beneficially
owned by each reporting person
with:

(7)  Sole voting power. . . . . . . . . . . . .   111,825
(8)  Shared voting power. . . . . . . . . . . .         0
(9)  Sole dispositive power . . . . . . . . . .   111,825
(10) Shared dispositive power . . . . . . . . .         0

(11) Aggregate amount beneficially
     owned by each reporting person . . . . . .   118,897

(12) Check box if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions). . . . . . . . .

(13) Percent of class represented
     by amount in Row (11). . . . . . . . . . .   3.1%

(14) Type of reporting person  . . . . . . . . .  IN

     C. Edward Glasscock hereby amends this Schedule 13D to report that he no longer owns more than 5% of the common stock, par value $.10 per share ("Common Shares"), of DMI Furniture, Inc. ("DMI").

Item 5.   Interest in Securities of the Issuer.

          a. As of August 29, 1998, C. Edward Glasscock beneficially owned 118,897 shares, or 3.1%, of the Common Shares.

          b. Mr. Glasscock owns 111,825 Common Shares with sole voting and dispositive power. Mary F. Glasscock, Mr. Glasscock's wife, owns 4,072 Common Shares and holds currently exercisable options to purchase 3,000 Common Shares, with respect to all of which she has sole voting and dispositive power.

          c. Mr. Glasscock has not acquired or disposed of beneficial ownership of Common Shares since June 30, 1998 except as noted below.

     On August 13, 1998, Mr. Glasscock was issued 11,438 Common
Shares upon his conversion of 5,719 shares of DMI's Class C
Preferred Stock, par value $2.00 per share ("Preferred Shares").

     On August 29, 1998, DMI redeemed all of its outstanding
Preferred Shares for $3.00 per Preferred Share in cash, in accordance with its Certificate of Incorporation. Mr. Glasscock, Mrs. Glasscock and a corporation controlled by them held a total of 327,139 Preferred Shares which had been convertible into 401,397
Common Shares.

     DMI issued Mrs. Glasscock 2,043 Common Shares as of August 29, 1998, as a fee payable to Mrs. Glasscock's for her services as a director during DMI's fiscal year ended August 29, 1998. The value of these Common Shares was $6,000, based on the $2.94 trading price of the Common Share reported on the Nasdaq Small Cap Market at the close of business on August 28, 1998, the last trading day of DMI's fiscal year.

                               SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   /s/ C. Edward Glasscock

                                   Date:  December 8, 1998